EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Shyft Group, Inc.

Novi, Michigan

We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of our reports dated March 25, 2021, relating to the consolidated financial statements and schedules and the effectiveness of The Shyft Group, Inc.’s internal control over financial reporting, of The Shyft Group Inc.’s appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2020.

/s/ BDO USA, LLP

Grand Rapids, Michigan

April 14, 2021